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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                                 ACORDIA, INC.
                           (NAME OF SUBJECT COMPANY)

                                 ACORDIA, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                   004929 105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                            ERNEST J. NEWBORN, JR.,
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                 ACORDIA, INC.
                              120 MONUMENT CIRCLE
                          INDIANAPOLIS, INDIANA 46204
                                 (317) 488-6666
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICE AND COMMUNICATION ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH COPIES TO:

                           JONATHAN L. FREEDMAN, ESQ.
                                DEWEY BALLANTINE
                          1301 AVENUE OF THE AMERICAS
                            NEW YORK, NY 10019-6092
                                 (212) 259-8000

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ITEM 1. SECURITY AND SUBJECT COMPANY

     The name of the subject company is Acordia, Inc., a Delaware corporation (the "Company" or "Acordia"). The address of the principal executive offices of the Company is 120 Monument Circle, Indianapolis, Indiana 46204. The title of the class of equity securities to which this statement relates is the common stock, par value $1.00 per share, of the Company (the "Common Stock").

ITEM 2. TENDER OFFER OF THE BIDDER

     This statement (the "Statement") relates to a tender offer by AICI Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Anthem Insurance Companies, Inc., an Indiana mutual insurance company ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), dated June 6, 1997, to purchase any and all of the outstanding shares (the "Shares") of Common Stock at a price of $40.00 per Share (such amount, or any greater amount per Share paid pursuant to the Offer, being referred to as the "Per Share Amount"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 6, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed hereto as Exhibits (a)(1) and (a)(2), respectively, and are incorporated herein by reference.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 2, 1997 (the "Merger Agreement"), by and among the Company, Parent and the Purchaser. The Merger Agreement provides that, among other things, as soon as practicable following the completion of the Offer, upon the terms and subject to the conditions (or the waiver of such conditions, if permissible,) contained in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (the "Delaware Law"), the Purchaser will be merged with and into the Company (the "Merger") and the Company will be the surviving corporation (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each Share then outstanding (other than Shares held by Parent, the Purchaser or any other wholly-owned subsidiary of Parent and Shares held by stockholders who perfect their dissenters' rights under Section 262 of the Delaware Law) will be converted into the right to receive $40.00 in cash or any higher price per Share paid in the Offer. A copy of the Merger Agreement is filed as Exhibit (c)(1) to this Schedule 14D-9 and is incorporated herein by reference.

     Based on information in the Offer to Purchase, the principal executive offices of both the Parent and the Purchaser are located at 120 Monument Circle, Indianapolis, Indiana, 46204.

ITEM 3. IDENTITY AND BACKGROUND

     (a) Name and Address of the Company. The name and address of the Company, which is the person filing this statement, is set forth in Item 1 above. All information contained in this Statement or incorporated herein by reference concerning the Purchaser, Parent or their officers, directors, representatives or affiliates, or actions or events with respect to any of them, was provided by the Purchaser or Parent, respectively, and the Company takes no responsibility for such information.

     (b) Material Contracts, Etc. Each material contract, agreement, arrangement, and understanding and each actual or potential conflict of interest between the Company or any of its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Parent, its executive officers, directors or affiliates, is set forth below.

     (b)(1) Certain Contracts, Etc. Certain contracts, agreements, arrangements and understandings between the Company or its affiliates and certain of its directors and executive officers are described under the captions "Common Stock Ownership of Certain Beneficial Owners and Management", "Executive Compensation" and "Compensation Committee Report to Stockholders" on pages 7 through 16 of the Company's Proxy Statement dated April 11, 1997 for the Company's 1997 Annual Meeting of Stockholders (the "1997 Annual Meeting Proxy Statement"), a copy of which was previously sent to stockholders. A copy of such portion of the 1997 Annual Meeting Proxy Statement is filed as Exhibit (c)(2) hereto and is incorporated herein by reference.

     Directors and Officers. Three of the Company's directors, including the Chairman of the Board, are officers or employees of Parent: Dwane R. Houser, Parent's Chairman of the Board; L. Ben Lytle, Parent's President and Chief Executive Officer and the Company's Chairman of the Board; and Patrick M. Sheridan, Parent's Executive Vice President and Chief Financial Officer. A fourth director, Michael L. Smith is Chief Operating and Chief Financial Officer of American Health Network, a subsidiary of Parent. The executive officers and directors of Parent beneficially own, in the aggregate, 188,886 Shares (excluding shares subject to unexercised stock options). Messrs. Houser, Lytle and Sheridan beneficially own 8,449 Shares, 105,000 Shares and 60,000 Shares, respectively, of such Shares(excluding shares subject to unexercised stock options). Schedule I to the Offer to Purchase sets forth the amount and nature of such beneficial ownership for each executive officer and director of Parent and the Purchaser. As of the date hereof, Parent owned 8,693,056 Shares representing 66.8% of the issued and outstanding Shares.

     Stock Options. The Company has granted options to purchase Shares to certain of its executive officers and directors pursuant to the Company's 1992 Stock Compensation Plan (the "1992 Plan") and its Directors Stock Compensation Plan. At the Effective Time, each executive officer or director who holds a then outstanding stock option to purchase Shares granted under such plans, whether or not then exercisable, shall, upon surrender thereof to the Company or its designee, receive from the Company the difference between the Per Share Amount and the exercise price per Share for the Shares covered by such option, net of any applicable tax withholding.

     Restricted Stock. Pursuant to the 1992 Plan, the Company has granted stock to certain executive officers of the Company which is subject to restrictions on transfer which are to lapse over time. All such restrictions will lapse, subject to the purchase of Shares by the Purchaser pursuant to the Offer, and the executive officers will be permitted to tender such Shares pursuant to the Offer.

     Stock Accounts. Pursuant to the Company's Directors Deferred Compensation Plan, certain non-employee directors of the Company have deferred a portion of the compensation payable to them by the Company. A portion of such deferred compensation has been credited to bookkeeping accounts established pursuant to such plans which are denominated in Shares and a portion of such compensation has been credited to bookkeeping accounts which are denominated in cash. At the Effective Time, such Plan will be terminated, the value of such accounts will be calculated, based on the Per Share Amount in the case of the accounts which are denominated in Shares, and such amounts will be paid to such directors in cash at or immediately after the Effective Time; provided, however, that to the extent that the value of a participant's accounts exceed $30,000 at the Effective Time, 50% of such value will be paid at or immediately after the Effective Time and the remaining 50%, plus earnings on such amount (as determined pursuant to such Plan), will be paid in 1998.

     Stock Grants. Pursuant to the Company's Directors Stock Compensation Plan, certain directors of the Company have been granted Shares. Such Shares may be tendered pursuant to the Offer.

     401(k) Plan Accounts. The executive officers of the Company are eligible to participate in the Company's 401(k) Long Term Savings Investment Plan (the "401(k) Plan"). The 401(k) Plan is a tax-qualified plan which allows the executive officers to make salary-deferral elections (pursuant to Section 401(k) of the Internal Revenue Code of 1986, as amended) and after-tax contributions and provides for Company matching contributions. One of the investment alternatives available under the 401(k) Plan permits the investment of amounts held under the 401(k) Plan in Shares. Each participant in the 401(k) Plan will have the right to direct the trustee of the 401(k) Plan as to how to respond to the Offer with respect to the Shares held in the participant's account under the 401(k) Plan. The Pension Committee of the Company will direct such trustee as to how to respond to the Offer with respect to any Shares held under the 401(k) Plan for which such trustee has not received a specific direction from a participant. The pension committee has indicated to the Company that it intends to direct such trustee to tender all Shares held under the 401(k) Plan pursuant to the Offer.

     Employment and Transaction Agreements. In the event Ernest J. Newborn, Jr.'s and John J. O'Connor's Transaction Agreements (as described below), are extended to December 31, 1998, then the term of the employment agreements of Ernest J. Newborn, Jr. and John J. O'Connor's, respectively, will be extended for one year, expiring on December 31, 1998.

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     The agreements with Messrs. Newborn and O'Connor each provide for a base annual salary; currently $140,000 for Mr. Newborn and $105,000 for Mr. O'Connor.

     Each agreement further provides that if the executive is terminated (i) for Cause (as defined in such agreements) by the Company, (ii) voluntarily, or (iii) by reason of death, the Company will pay the executive his salary through the date of termination. The employment agreements of Messrs. Newborn and O'Connor further provide that if the executive is terminated without Cause, the Company will pay the executive the greater of twelve months' salary or the remaining salary through the end of the employment agreement term.

     The employment agreements of Messrs. Newborn and O'Connor provide that they will remain in effect in the event of a Change of Control of the Company (as defined in such agreements). If, following a Change of Control of the Company,
(i) the executive's duties, responsibilities, or compensation are substantially reduced or executive is assigned to any duties substantially inconsistent with his position, duties or responsibilities with the Company immediately prior to the Change in Control, (ii) the executive's salary is materially reduced as compared to his salary immediately prior to the Change in Control, (iii) the Company fails to obtain the assumption of its obligations to perform the agreement by any successor, or (iv) the Company's long-term strategic plan is materially changed or abandoned such that the maximum potential payout of incentive compensation to the executive is substantially reduced, the executive shall be entitled to receive the same severance package as is payable upon termination without Cause. The acquisition of the Shares pursuant to the Offer and the Merger will constitute a Change of Control for purposes of such agreements. The employment agreements also provide that each executive is eligible to participate in all employee benefit, stock options, bonus and executive perquisite programs provided by the Company to employees in similar positions. Messrs. Newborn and O'Connor are also subject to certain restrictions under their agreements, prohibiting them from engaging in competition with the Company or any of its subsidiaries and from divulging any confidential or proprietary information obtained by them while in the employ of the Company. A breach of any such restriction will entitle the Company to seek injunctive relief.

     In addition to the Transaction Agreements described in the 1997 Annual Meeting Proxy Statement, the Company entered into Transaction Agreements with Messrs. Newborn and O'Connor, as well as with Daniel W. Kendall, which provide for additional compensation in the event of a Change of Control or Termination as a result of a Change in Control (as defined with respect to the Transaction Agreements described in the 1997 Annual Meeting Proxy Statement). The acquisition of the Shares pursuant to the Offer and the Merger will result in a Change in Control for purposes of the Transaction Agreements. In the case of Messrs. Newborn and O'Connor, the Transaction Agreements do not replace the Employment Agreements discussed above. Each Transaction Agreement expires at the same time as the Transaction Agreements described in the 1997 Annual Meeting Proxy Statement.

     The Transaction Agreement for Mr. O'Connor provides that, in lieu of severance under his Employment Agreement, he will be treated as an employee for a 12-month period following Termination as a result of a Change in Control and he will receive compensation equal to 12 months' salary, reduced by any amount paid under his Employment Agreement. The Transaction Agreement for Mr. Kendall provides that, in the event of a Termination as a result of a Change in Control, he will be treated as an employee for a period ending on October 31, 1998 and will receive compensation equal to 12 months' salary from the date of any such Termination until October 31, 1998. The Transaction Agreements between the Company and Messrs. Kendall, Newborn and O'Connor provide that, in the event of a Change in Control, each such executive will receive medical coverage during the severence period and that each such executive will be paid annual and long-term incentive opportunities at target levels for 1997 ($50,000 above target level in the case of Mr. Newborn). Mr. Kendall will receive continued pension accruals and service credit for purposes of post-retirement medical benefits until October 31, 1998, and Mr. O'Connor will receive pension accruals for 12 months following Termination as a result of a Change in Control. Under the Transaction Agreements, awards previously made under the Company 1992 Stock Compensation Plan will vest upon a Change in Control.

     Agreements with Parent. The Company, through one or more of the operating subsidiaries (each an "Acordia Company" and collectively, the "Acordia Companies"), markets insurance products underwritten

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by Parent or its affiliates and/or performs administrative services in connection with those insurance products. In connection therewith, each such Acordia Company has entered into a marketing and agency agreement and/or an administrative services agreement with Parent or an affiliate insurer.

     The marketing and agency agreement provides that the Acordia Company is appointed as an agent of Parent (or its affiliated insurer) to solicit new applications and renewal applications for insurance coverage marketed by it and underwritten by Parent or such affiliated insurer. The administrative services agreement provides that the Acordia Company shall perform the following administrative services with regard to insurance contracts underwritten by Parent or an affiliated insurer: premium billing and collection, adjustment and settlement of claims, customer service correspondence and general clerical and administrative functions. In some cases, the administrative services agreement also provides for the administration of Parent or its affiliated insurers' health maintenance organizations and other managed care businesses. Parent or the affiliated insurer may, at its discretion, grant underwriting authority to the Acordia Company in accordance with the insurer's underwriting guidelines and the terms of the administrative services agreement. As compensation for these services, Parent or the affiliated insurer pays the Acordia Company a fee primarily based on a percentage of the earned premium. Additionally, Parent and its affiliated insurers permit the Acordia Company to charge insureds a monthly administrative fee pursuant to the administrative services agreement. Parent and its affiliated insurers paid an aggregate of approximately $290,992,000 to the Company pursuant to these agreements for the year ended December 31, 1996.

     In January 1997, Parent and the Company, as a part of strategic developments within Parent, decided that the wholesale marketing and distribution functions for Parent's products outside of Indiana, Kentucky and Ohio should be performed by Parent. Parent agreed to pay the Company a one-time cancellation fee of $6.0 million, one-half of which was paid during the first quarter of 1997, and the remainder of which will be paid during the second quarter of 1997.

     In February 1997, the Company and Parent announced the planned consolidation of their claims processing sites in Indiana, Kentucky and Ohio into one central site located in Indiana. The consolidation of the Indiana sites is virtually complete.

     Management Agreement. In June 1992, the Company entered into a management agreement with Parent pursuant to which Parent agreed to provide to the Company the services of certain senior management employees. Effective December 31, 1996, the Company has terminated such management agreement. Prior to the termination of the management agreement, the Company reimbursed Parent for all allocated expenses incurred by Parent in connection with the furnishing of the services rendered pursuant to the management agreement. The Company paid fees for management services plus allocated expenses to Parent in the amount of approximately $180,000 for the year ended December 31, 1996.

     Inter-Company Services Agreement. The Company is a party to The Anthem Inter-Company Services Agreement (the "Inter-Company Agreement") among Parent and its subsidiaries pursuant to which the parties thereto are entitled to provide and receive certain administrative and systems services including financial and payroll, legal, auditing, investment, information services, data processing, actuarial, marketing and human resources services. Pursuant to the Inter-Company Agreement, the Company pays Parent or its affiliate rendering such services either for the actual costs and expenses which Parent or such affiliate incurs in providing such services or a reasonable charge basis. In consideration of services under the Inter-Company Agreement, the Company paid to Parent fees aggregating approximately $95,244,000 for the year ended December 31, 1996.

     Tax Sharing and Indemnification Agreements. Effective January 1, 1989 (or such later date as a subsidiary first became included in Parent's consolidated tax return), the Company and its subsidiaries were included in Parent's state and federal consolidated income tax returns and were parties to a federal and a state income tax sharing agreement with Parent. The tax sharing agreements provided for the allocation of tax liability among Parent and its affiliates. Effective October 29, 1992, the Company and its subsidiaries were not eligible to be included in Parent's federal and most state income tax returns for periods following the October 1992 date since Parent retained less than 80% of the voting power and the total value of the stock of the Company. The Company and Parent file together with respect to a few consolidated combined state tax

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returns. The Company and Parent have entered into a tax indemnification agreement, pursuant to which Parent has agreed to indemnify the Company with respect to any federal or state income taxes related to periods prior to the October 1992 date when the Company was a member of Parent's consolidated group for federal income tax purposes and reflected on the Company's consolidated balance sheet dated December 31, 1991 or accrued in the ordinary course of business consistent with past practices from December 31, 1991 until the October 1992 date.

     Sublease Agreement. In June 1992, the Company entered into a sublease agreement with Parent pursuant to which the Company subleases certain office space and related equipment located at 120 Monument Circle, Indianapolis, Indiana. For the year ended December 31, 1996, the Company made rental payments to Parent in the amount of $698,000.

     Registration Rights Agreements. In connection with the Company's initial public offering of the Common Stock, the Company and Parent entered into a Registration Rights Agreement pursuant to which the Company granted to Parent certain rights with respect to registration under the Securities Act of 1933, as amended, of shares of Common Stock currently held or hereafter acquired by Parent.

     Future Transactions with Affiliates. The Company's Board of Directors (the "Board" or "Board of Directors") has adopted a resolution to the effect that transactions between the Company or any of its subsidiaries on the one hand, and Parent and any of its affiliates (other than the Company and its subsidiaries) on the other hand (except transactions in the ordinary course of business or in an amount less than $1,000,000), must be approved by either a committee of disinterested directors of the Company or by a vote of the disinterested members of the Board of Directors. Any loans to officers, directors, stockholders, or affiliates of the Company will be approved by a majority of the disinterested directors of the Company and will be for bona fide business purposes. No such loans have been made to date.

     Miscellaneous. Parent has informed the Company that beginning in October 1995, the Parent's Board of Directors authorized the purchase of up to two million Shares of Common Stock. Purchases were made from time to time in the open market at prevailing prices or in privately negotiated transactions. Since October 1995, Parent has purchased 487,488 shares of Common Stock. Parent has made no open market purchases of Common Stock since June 1996.

     In July 1995, the State of Kentucky legislature issued a comprehensive health care reform bill. The new legislation, which was effective January 1, 1996, created a statewide voluntary health care purchasing alliance (the "Alliance") and guaranteed that every Kentucky resident had access to health care benefits. Membership in the Alliance is mandatory for state workers, public school employees, and voluntary for employees of state universities, counties and cities. The Company is a third party administrator for Parent products offered through the Alliance.

     (b)(2) The Merger Agreement. The summary of the Merger Agreement contained in the Offer to Purchase and the following summary do not purport to be complete and are each qualified in their entirety by reference to the Merger Agreement. Capitalized terms used and not otherwise defined in this summary have the same meaning as in the Merger Agreement.

     The Offer. Pursuant to the Merger Agreement, the Purchaser is obligated to commence the Offer no later than five business days following the public announcement of the Merger Agreement. The obligation of the Purchaser to commence the Offer and to accept for payment and to pay for any Shares tendered pursuant to the Offer are subject only to the conditions specified in "THE TENDER OFFER -- Certain Conditions of the Offer" in the Offer to Purchase.

     Although the Purchaser has expressly reserved the right to amend or make changes in the terms and conditions of the Offer, the Merger Agreement provides that, without the consent of a majority of the Independent Directors (as defined in the Merger Agreement) the Purchaser may not waive the Minimum Tender Condition (as defined in the Offer to Purchase) or make any change in the terms or conditions of the Offer which (A) changes the form of consideration to be paid, (B) decreases the price per Share payable in the Offer, (C) reduces the maximum number of Shares to be purchased in the Offer, (D) imposes conditions to the Offer in addition to those in the Offer to Purchase under the section "THE TENDER OFFER --

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Certain Conditions of the Offer," (E) extends the Expiration Date (as defined in the Merger Agreement) of the Offer (except as required by law or the applicable rules and regulations of the Securities and Exchange Commission (the "Commission") and except that the Expiration Date may be extended for up to forty business days in the aggregate in the event any condition to the Offer is not satisfied), or (F) amends any term of the Offer in any manner materially adverse to holders of Shares.

     The Merger. The Merger Agreement provides that, subject to the terms and conditions thereof, at the Effective Time the Purchaser will be merged with and into the Company in accordance with Delaware Law. The Company will continue as the Surviving Corporation and as a wholly owned subsidiary of the Parent following consummation of the Merger.

     Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto. The representations and warranties will not survive the consummation of the Merger or the termination of the Merger Agreement.

     Covenants. The Company's covenants include, among other things, operating in the ordinary course. In addition, the Company has agreed to convene a meeting of the Company's stockholders to vote upon the Merger, unless a vote of stockholders is not required by Delaware Law. If such a meeting is required for consummation of the Merger, the Company will prepare and file with the Commission a proxy statement or information statement for such a meeting to vote upon the Merger.

     Stock Options; Great American Warrants. As soon as practicable, upon the written request of the Purchaser, the Company and the Purchaser have agreed to take such actions as are reasonably required to provide that at the earlier of the purchase of Shares pursuant to the Offer and the effective time of the Merger, each holder of a then outstanding stock option, whether or not exercisable, or a then outstanding Great American Warrant (as defined in the Offer to Purchase) will receive from the Company the difference between the Per Share Amount and the exercise price of such stock option or Great American Warrant, as the case may be, net in either case of any applicable tax withholding.

     Other Offers. From the date of the Merger Agreement until the termination thereof, the Company has agreed that it and its subsidiaries will not, and the Company shall use reasonable efforts to cause the officers, directors, employees or other agents of the Company and its subsidiaries not to, directly or indirectly, (i) take any action to solicit, initiate or encourage any Acquisition Proposal (as defined below) or (ii) subject to the fiduciary duties of the Board of Directors under applicable law as advised by counsel to the Company, engage in negotiations with, or disclose any nonpublic information relating to the Company or any subsidiary or afford access to the properties, books or records of the Company or any subsidiary to, any person or entity that may be considering making, or has made, an Acquisition Proposal; provided, however, that nothing contained in the Merger Agreement shall prevent the Company, the Company's directors or the Company Special Committee from furnishing nonpublic information to, or affording access to the properties, books or records of the Company or any subsidiary to, or entering into discussions or agreements with, any person or entity in connection with an unsolicited Acquisition Proposal by such person or entity or recommending an unsolicited Acquisition Proposal to the stockholders of the Company, if and only to the extent that (1) the Company's directors or the Company Special Committee, as the case may be, determine in good faith after consultation with outside legal counsel that such action is necessary to comply with their fiduciary duties to the stockholders of the Company under applicable law and (2) prior to furnishing any such nonpublic information to, or entering into discussions or negotiations with, such person or entity, the Company's directors or the Company Special Committee, as the case may be, receive from such person or entity an executed confidentiality agreement with customary terms. The Company has agreed to promptly notify Parent after receipt of any Acquisition Proposal or any indication that any person or entity is considering making an Acquisition Proposal or any request for nonpublic information relating to the Company or any subsidiary or for access to the properties, books or records of the Company or any subsidiary by any person or entity that may be considering making, or has made, an Acquisition Proposal and will keep Parent fully informed of the status and details of any such Acquisition Proposal, indication or request. For purposes hereof, "Acquisition Proposal" means any offer or proposal for, or any indication of interest in, a merger or other business combination involving the Company or any subsidiary or the acquisition of any equity interest in, or a

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substantial portion of the assets of, the Company or any subsidiary, other than the transactions contemplated by the Merger Agreement.

     Directors' and Officers' Indemnification and Insurance. The Certificate of Incorporation of the Surviving Corporation will contain provisions no less favorable to the Company's directors and officers with respect to indemnification than such provisions in the Company's Certificate of Incorporation (the "Certificate of Incorporation"), and such provisions will not be amended, repealed or otherwise modified for six years after the consummation of the Merger in a manner that would materially adversely affect the rights of the Company's existing directors and officers with respect to actions or events at or prior to the effective time of the Merger. In addition, the Company and, following the Merger, the Surviving Corporation have agreed to indemnify the existing directors and officers of the Company in connection with any action or omission to act in their capacity as directors and officers of the Company for a period of six years after the later of the consummation of the Merger and the date of the Merger Agreement. Parent has agreed to maintain directors' and officers' liability insurance policies containing substantially comparable terms and conditions to the Company's existing policies to cover the acts and omissions of the Company's current directors and officers occurring on or prior to the consummation of the Merger for a period of six years after the consummation of the Merger (or for such lesser period as can be purchased for a premium not exceeding 200% of the last intercompany allocation made by Parent to the Company with respect to directors' and officers' insurance).

     Conditions to Obligations of Each Party to Effect the Merger. Conditions to the obligations of each party to effect the Merger include, (i) the approval and adoption of the Merger Agreement and the transactions contemplated thereby by the Company's stockholders to the extent required by, and in accordance with, Delaware Law and the Certificate of Incorporation and Bylaws; (ii) the Purchaser's or its permitted assignee's purchase of all Shares validly tendered and not withdrawn pursuant to the Offer; (iii) the taking of all actions and making of all filings with, and the approval of, any governmental body, agency, official or authority required to permit the consummation of the Merger; and
(iv) the absence of the issuance of any order and of the existence of any statute, rule or regulation restraining or prohibiting the consummation of the Merger or the effective operation of the business of the Company and its subsidiaries after the consummation of the Merger.

     Additional Condition to Obligations of Parent and the Purchaser. The obligation of Parent and the Purchaser to effect the Merger is also subject to the condition that the Company shall have in all material respects performed all of its obligations under the Merger Agreement.

     Termination. The Merger Agreement may be terminated at any time prior to the consummation of the Merger, whether prior to or after approval by the Company's stockholders:

          (i) by mutual written consent of the Company and Parent, if such termination is also approved by a majority of the Independent Directors;

          (ii) by either the Company or Parent, if the consummation of the Merger shall not have occurred on or before October 31, 1997; provided, however, that the right to terminate the Merger Agreement pursuant to this clause (ii) shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the primary cause of, or resulted in, the failure of the consummation of the Merger to occur on or before such date;

          (iii) by either the Company or Parent, if there shall be any law or regulation that makes consummation of the Merger illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining Parent or the Company from consummating the Merger is entered and such judgment, injunction, order or decree shall become final and nonappealable;

          (iv) by Parent, if the Purchaser shall have (a) terminated the Offer without having accepted any Shares for payment thereunder by reason of the failure to satisfy any condition under "THE TENDER OFFER -- Certain Conditions of the Offer" in the Offer to Purchase or (b) failed to pay for Shares pursuant to the Offer within 90 days following the commencement of the Offer, unless such failure to pay for Shares shall have been caused by or resulted directly from the failure of Parent or the Purchaser to perform in any material respect any material covenant or agreement of either of them contained in the

     Merger Agreement or the material breach by Parent or the Purchaser of any material representation or warranty of either of them contained in the Merger Agreement;

          (v) by the Company, upon approval of the Board of Directors and a majority of the Independent Directors, if the Purchaser shall have (a) failed to commence the Offer within five business days following the date of the initial public announcement of the Offer, (b) terminated the Offer without having accepted any Shares for payment thereunder by reason of the failure to satisfy any condition set forth under "THE TENDER
     OFFER -- Certain Conditions of the Offer" in the Offer to Purchase or (iii) failed to pay for Shares pursuant to the Offer within 90 days following the commencement of the Offer, unless such failure to pay for Shares shall have been caused by or resulted directly from the failure of the Company to perform in any material respect any material covenant or agreement of it contained in the Merger Agreement or the material breach by the Company of any material representation or warranty of it contained in the Merger Agreement; or

          (vi) by the Company, upon approval of the Board of Directors and a majority of the Independent Directors, if any representation or warranty of Parent and the Purchaser in the Merger Agreement shall not be true and correct in any material respect, as if such representation or warranty was made as of such time on or after the date of the Merger Agreement; or Parent or the Purchaser shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of Parent or the Purchaser to be performed or complied with by it under the Merger Agreement.

     Expenses. All costs and expenses incurred in connection with the Merger Agreement are to be paid by the party incurring them.

     (b)(3) Indemnification of Directors. The Company is a Delaware corporation.
Section 145 of the Delaware Law provides that a corporation may indemnify any person who was or is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the indemnified person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interest and, with respect to any criminal action or proceedings, had no reasonable cause to believe that his or her conduct was unlawful. A Delaware corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. To the extent that a director, officer, employee or agent is successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above, or in the defense of any claim, issue or matter therein, the corporation must indemnify him or her against the expenses (including attorney's fees) that such officer, director, employee or agent actually and reasonably incurred.

     Section 102(b)(7) of the Delaware Law enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware Law (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

     Article Ten of the Certificate of Incorporation provides that a director of the Company shall not be liable to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, to the fullest extent permitted by the Delaware Law, as it exists or may thereafter be amended.

     Article Eleven of the Certificate of Incorporation provides that, to the fullest extent permitted by Delaware Law, as it exists or may thereafter be amended, the Company may indemnify persons for monetary damages and/or payment of corporate debts.

     Both Articles Ten and Eleven state that if either such article is repealed or modified, it shall not adversely affect any right or protection of a director of the corporation existing or arising out of facts or incidents prior to the time of such repeal or modification.

     The Merger Agreement contains certain provisions regarding the indemnification and insurance of directors described under the heading "The Merger Agreement -- Directors' and Officers' Indemnification and Insurance."

     (b)(4) Other Arrangements and Interests. William W. Rosenblatt, a director of the Company, is a partner at the law firm Dewey Ballantine, which provides legal services to the Company and is representing the Company in this transaction.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     (a) Recommendation of the Board of Directors. At the May 31, 1997 telephonic meeting of the Board of Directors, the Board, based upon, among other things, the unanimous recommendation of a special committee of the Board consisting of the directors of the Company who are unaffiliated with Parent or the Company's management (the "Company Special Committee"), determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement are fair to, and in the best interests of, the Company and its stockholders other than Parent and the Purchaser (the "Public Stockholders") and approved the Offer, the Merger and the Merger Agreement. THE BOARD AND THE PURCHASER (WITH MESSRS. LYTLE, SHERIDAN, HOUSER AND SMITH, WHO ARE DIRECTORS AND/OR OFFICERS OF PARENT AND/OR PARENT'S SUBSIDIARIES, ABSTAINING) RECOMMENDS THAT THE PUBLIC STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES TO THE PURCHASER PURSUANT TO THE OFFER.

     A copy of a letter to all stockholders of the Company communicating the recommendation of the members of the Board of Directors (except for Messrs. Lytle, Sheridan, Houser and Smith, who are directors and/or officers of Parent and/or one of Parent's subsidiaries who abstained) is filed as Exhibit (a)(5) and is incorporated herein by reference.

     (b)(1) Background of the Transaction. The Company was organized and initially capitalized by Parent in September 1989. In October 1992, the Company completed its initial public offering. Following the initial public offering, Parent owned 63.3% of the Company's outstanding Common Stock (62.5% on a fully diluted basis). Beginning in October 1995, Parent's Board of Directors authorized the purchase of up to two million Shares. Purchases have been made from time to time in the open market at prevailing prices or in privately negotiated transactions. Parent has made no open market purchases of the Common Stock since June 1996. See Schedule II to the Offer to Purchase. Since October 1995, Parent has acquired 487,488 additional Shares which, in addition to the acquisition by the Company of its Shares in a privately negotiated purchase, has resulted in Parent's ownership increasing to 66.8% (54.7% on a fully diluted basis).

     The Company has grown through the acquisition of insurance brokerage companies and third party administrators, through the creation of new Acordia companies and the expansion of existing Acordia companies. From 1992 through the present, a significant portion of the Company's revenues have been derived from commissions on Parent's products and revenues and from the provision of various administrative services to Parent and its affiliates. Commissions and fees to the Company from entities affiliated with Parent were $291.0 million and $233.1 million in 1996 and 1995, respectively. See "-- Interests of Certain Persons;

Stockholdings of Certain Officers and Directors; and Related Transactions" in the Offer to Purchase. Because of the high percentage of the Company's revenues derived from the sale and servicing of Parent's life and health products, the Company has stated that it is inevitable that industry forces affecting Parent will also affect the Company.

     In addition, certain of the Company's and Parent's management has been at times overlapping. L. Ben Lytle, the President and Chief Executive Officer of Parent and Chairman of the Board of the Company, served as Chief Executive Officer of the Company from the time the Company began operations through November 1996, and as President from March 1993 through November 1994. Patrick
M. Sheridan, Executive Vice President, Chief Financial Officer and a Director of the Company, served as Executive Vice President and Chief Financial Officer of the Company from August 1989 through August 1996. See "-- Interests of Certain Persons; Stockholdings of Certain Officers and Directors; and Related Transactions" in the Offer to Purchase.

     In 1995 the Company and Parent, as part of their continuing strategic initiatives, began looking at ways to reduce the administration and marketing expense portion of the total healthcare premium dollar in light of the intense competition and changes occurring in the healthcare industry. During 1996, Parent also redefined its strategic direction to focus on its healthcare mission, in line with its assessment of the opportunities presented by the changing dynamics of the healthcare industry, and began divesting itself of businesses not directly supportive of the healthcare mission. Although Parent and the Company agreed with respect to the cancellation of the administration and wholesale distribution functions for Parent's products outside of Indiana, Kentucky and Ohio, as described in part below, no agreement could be reached with respect to any modification in the arrangements regarding these functions in Indiana, Kentucky and Ohio. The business conducted in these states represents a material portion of the Company's operations. Discussions regarding cost issues continued into 1997 in the context of the ongoing business relationships between the Company and Parent and its affiliated insurers under various administrative and marketing arrangements. Although these discussions addressed a variety of topics and several possible alternatives, including a going private transaction, they were not understood by either party to be, and were not intended as, proposals regarding the acquisition by Parent of the remaining equity interest of the Company, and these discussions did not result in negotiations between the Company and Parent regarding any such acquisition.

     The timing of Parent's strategic review of its ownership relationship with the Company has also been affected by a recent, comprehensive codification of statutory accounting principles for insurers undertaken by the National Association of Insurance Commissioners ("NAIC"). While the codification has not yet been completed, Parent anticipates that the resulting changes may become effective by year end 1998 and would require Parent to revise the methodology for determining the carrying value of the Common Stock held as an investment in affiliated common stock. This change under the new principles is expected to eliminate the entire carrying value of the Common Stock, regardless of its fair market value or published Share prices. As a result of the expected codification of the new principles by the NAIC, Parent has determined that, whether or not the Offer or Merger is completed, Parent intends to revise the carrying value of the Common Stock to zero, effective with its June 30, 1997 quarterly statement to be filed with the Indiana Insurance Commissioner. Parent believes that the changes in statutory accounting principles proposed by the NAIC would diminish the benefit to Parent of having an investment in a publicly traded affiliate.

     In September 1996, Parent retained Credit Suisse First Boston Corporation ("Credit Suisse First Boston") to assist its management in reviewing alternatives with respect to Parent's interest in the Company and Parent's healthcare mission. As part of this review, Credit Suisse First Boston undertook, in consultation with Parent's and the Company's management, a business and financial analysis of the Company and a review of various alternatives. In December 1996, Parent amended its engagement with Credit Suisse First Boston to include the analysis and evaluation of the business, operations and financial position of the Company's insurance brokerage operations that are independent of the administrative and marketing services provided to Parent ("Acordia Brokers") and the exploration of a possible sale of Acordia Brokers. During this period there were further discussions at the management level regarding administrative and marketing costs issues as the Company and Parent developed their respective 1997 business plans. However, no action was taken by the Board of Directors of either Parent or the Company.

     In January 1997, Parent and the Company, as part of the strategic developments within Parent, decided that the wholesale marketing and distribution functions for Parent's products outside of Indiana, Kentucky and Ohio should be performed by Parent. Parent agreed to pay the Company a one-time cancellation fee of $6.0 million, one-half of which was paid in the first quarter of 1997 and the remainder of which will be paid during the second quarter of 1997.

     On February 6, 1997, the Company issued a press release announcing its decision to undertake a strategic review of its business operations, including a review of the Company's relationship with Parent. The Company also announced that its Board had been informed by Parent that Parent was undertaking its own strategic review, including an analysis of its business relationship with and investment in the Company. The Company further announced that its Board of Directors had created the Company Special Committee to evaluate any proposals made by or involving Parent, and authorized it to retain such financial or other advisors as might be necessary to assist the Company Special Committee in the evaluation process. John C. Crane was designated as Chairman of the Company Special Committee. The press release also stated that the Company was projecting that revenues from the Company's health-related operations would be flat to slightly down when compared to 1996.

     At such time, Parent also informed the Company that no decision had as yet been made by Parent as to what, if any, changes it believed should be made with respect to Parent's business relationship with and investment in the Company and that, as part of the evaluation process, Credit Suisse First Boston had been asked to explore the possible sale of Acordia Brokers and the possible reorganization of the Company's health business. In late February 1997, the Board of Directors of Parent appointed a special committee of outside directors (the "Parent Special Committee") to review and evaluate any proposals developed regarding the Company, to make recommendations with respect to any such proposals to the full Board of Directors of Parent and to oversee any negotiations between Parent and others with respect to such proposals. Frank B. Hower, Jr. was designated as Chairman of the Parent Special Committee.

     Subsequent to the issuance of the February 6, 1997 press release, Credit Suisse First Boston began soliciting indications of interest from prospective purchasers of Acordia Brokers.

     The Company Special Committee held its first meeting on February 20, 1997. At this meeting, the Company Special Committee discussed the retention of independent advisors and the process by which such advisors would be selected.

     On March 11, 1997, the Company Special Committee met to interview five financial advisor candidates. Following discussion, the Company Special Committee selected Alex. Brown & Sons Incorporated ("Alex. Brown") as financial advisor to the Company Special Committee. This selection was followed shortly thereafter by the selection of Jones, Day, Reavis & Pogue ("Jones Day") to serve as legal counsel to the Company Special Committee.

     The Parent Special Committee held its first meeting on March 27, 1997. The meeting was attended by representatives of Credit Suisse First Boston and Vorys, Sater, Seymour and Pease, special counsel to Parent and the Parent Special Committee ("Vorys Sater"). Credit Suisse First Boston advised the Parent Special Committee on the process for valuing and analyzing the possible sale of Acordia Brokers. Vorys Sater advised the Parent Special Committee of its fiduciary duties under Indiana law and the legal issues to be considered with respect to any transaction involving the Company and the possible sale of Acordia Brokers.

     The next meeting of the Company Special Committee occurred on April 11, 1997. The meeting was attended by representatives of Alex. Brown and Jones Day. At this meeting, Alex. Brown advised the Company Special Committee on the process for valuing and analyzing the Company's business operations and progress on their due diligence. Jones Day briefed the Company Special Committee on its fiduciary duties and responsibilities to minority shareholders under Delaware law. The Company Special Committee was also updated on the status of Credit Suisse First Boston's evaluation of a possible sale of Acordia Brokers.

     Between February 1997 and early May 1997, executives of each of the Company and Parent had frequent communications regarding day-to-day operations as well as general discussions regarding Parent's business relationship with and investment in the Company.

     On May 6, 1997, the Company Special Committee met. The meeting was attended by representatives of Alex. Brown and Jones Day. At this meeting, Alex. Brown provided the Company Special Committee with a preliminary assessment of Alex. Brown's view on the valuation of, and valuation methodology with respect to, the components of the Company.

     On May 7, 1997, Credit Suisse First Boston met with Alex. Brown at Alex. Brown's offices in Baltimore, Maryland. At this meeting, Credit Suisse First Boston provided Alex. Brown with its initial views on an appropriate valuation of, and valuation methodology with respect to, the components of the Company.

     On May 9, 1997, the Parent Special Committee met and was updated on the progress of negotiations with respect to the possible sale of Acordia Brokers and considered the possible terms of a transaction with the Company. Vorys Sater again briefed the Parent Special Committee on its fiduciary duties under Indiana law and the duties owed to minority shareholders under Delaware Law. In addition, on May 9, the Parent Special Committee, through Credit Suisse First Boston, received proposals with respect to the possible sale of Acordia Brokers.

     On May 12, 1997, the Parent Special Committee met by telephone with Credit Suisse First Boston and Vorys Sater present. Credit Suisse First Boston described the proposals received for Acordia Brokers. Each proposal provided for a leveraged buyout of Acordia Brokers and contained financing conditions. The Parent Special Committee unanimously resolved to proceed to negotiations with one of the bidders, whose proposal was within the valuation ranges ultimately established for Acordia Brokers by Credit Suisse First Boston and Alex. Brown. Credit Suisse First Boston recommended that the Parent Special Committee authorize Credit Suisse First Boston to discuss a specific share price with Alex. Brown. Following discussion of the appropriate price, the Parent Special Committee unanimously resolved to authorize Credit Suisse First Boston to discuss in general terms a price of $34 per Share with Alex. Brown.

     On May 13, 1997, the Company Special Committee met, and Mr. Crane advised the Company Special Committee of Alex. Brown's report on its May 7 meeting with Credit Suisse First Boston. The Company Special Committee was also updated on the proposals received for Acordia Brokers. At the Company's Board of Directors meeting on the same date, the Company Special Committee updated the Board with respect to its activities to such date.

     On May 15, 1997, Credit Suisse First Boston met with Mr. Crane, Alex. Brown and Jones Day and discussed in general terms a price of $34 per Share for all Shares not owned by Parent. A telephonic meeting of the Company Special Committee was convened later that day with Jones Day and Alex. Brown present to discuss the price communicated by Credit Suisse First Boston. Following a lengthy discussion, the Company Special Committee instructed Alex. Brown to inform Credit Suisse First Boston that the Company Special Committee had placed a preliminary per Share value for the Common Stock in excess of $40 per Share.

     On May 16, 1997, Credit Suisse First Boston met at its offices in New York, New York with Alex. Brown. At this meeting, Alex. Brown advised Credit Suisse First Boston that the Company Special Committee placed a preliminary per Share value for the Common Stock in excess of $40.

     On May 19, 1997, the Parent Special Committee met again by telephone. The Parent Special Committee's financial and legal advisors described the negotiations with the bidder for Acordia Brokers. Credit Suisse First Boston also reported to the Parent Special Committee that it had met with Alex. Brown on May 16 and that Alex. Brown had reported that the Company Special Committee placed a preliminary per Share value for the Common Stock in excess of $40 per Share. The Parent Special Committee then deliberated regarding whether to consider other alternatives or to increase the price it was willing to recommend. Following discussion, the Parent Special Committee unanimously resolved to authorize Credit Suisse First Boston to discuss with Alex. Brown a per Share price of $37.

     On May 20, 1997, following consideration of an increase in both the volume and price of the Common Stock, the Company and Parent issued the following press release:

          INDIANAPOLIS -- Acordia, Inc. (NYSE: ACO) and Anthem Insurance Companies, Inc. announced today that in furtherance of the previously announced review of their current business and financial relationship, they are in discussions with regard to a possible reorganization of Acordia's health business, which could include an acquisition by Anthem of the publicly owned shares of Acordia not owned by Anthem. Anthem further announced that it is in discussions with a third party with regard to a possible sale of Acordia's brokerage business. There can be no assurance that these discussions will result in any transaction, or if so, as to the terms or timing of any such transaction.

          As of May 1, 1997, Anthem owned approximately 67% of Acordia's outstanding common stock.

     On May 20, 1997, Credit Suisse First Boston also indicated to Alex. Brown by telephone that the Parent Special Committee was prepared to discuss a per Share price of $37.

     On May 21, 1997, Vorys Sater delivered to Dewey Ballantine, counsel to the Company, and Jones Day, an initial draft of the Merger Agreement for their review.

     On May 22, 1997, the Company Special Committee held a telephonic meeting with Alex. Brown and Jones Day present. At this meeting, Alex. Brown reported on its May 16 meeting with Credit Suisse First Boston and subsequent discussions. After lengthy discussion, the Company Special Committee instructed Alex. Brown to advise Credit Suisse First Boston that the Company Special Committee believed that the value of the Common Stock was at least $40 per Share.

     On May 23, 1997, Alex. Brown contacted Credit Suisse First Boston by telephone and indicated that the Company Special Committee placed a preliminary per Share value on the Common Stock of at least $40 per Share.

     On the morning of May 27, 1997, the Parent Special Committee met by telephone. Credit Suisse First Boston reported that Alex. Brown continued to communicate that the Company Special Committee believed that the value of the Company was at least $40 per Share. The Parent Special Committee determined that Mr. Hower should contact Mr. Crane directly. Following telephone discussions between Mr. Crane and Mr. Hower that afternoon, the Parent Special Committee reconvened on the evening of May 27 and Mr. Hower reported that, based on his conversation with Mr. Crane, the Company Special Committee would likely recommend acceptance of an offer at $40 per Share. In addition, the Parent Special Committee discussed whether the execution of a definitive agreement with respect to the sale of Acordia Brokers should be a condition to a tender offer. Following deliberations, the Parent Special Committee determined to recommend an offer of $40 per Share to the Parent's Board of Directors which would not be so conditioned. Following the meeting, Vorys Sater furnished a revised draft of the Merger Agreement to Dewey Ballantine and Jones Day.

     On May 28, 1997, a telephonic meeting of the Company Special Committee was held to discuss a per Share price of $40 for the Common Stock. At the conclusion of this meeting, the Company Special Committee determined to continue discussions with the Parent Special Committee at a price of $40 per Share subject to the negotiation of a mutually acceptable Merger Agreement.

     The Board of Directors of Parent met on May 30, 1997, with Credit Suisse First Boston and Vorys Sater present by telephone. The Parent Special Committee described the course of the negotiations, and Credit Suisse First Boston provided information on the financial terms of an offer at a per Share price of $40. Credit Suisse First Boston also orally advised the directors that, as of such date and based upon and subject to certain matters discussed with them, the consideration to be paid by Parent in the Offer and the Merger was fair to Parent from a financial point of view. Vorys Sater outlined the terms and conditions of the draft Merger Agreement. The Board of Directors of Parent took no action with respect to the Parent Special Committee's recommendation on May 30.

     The Company Special Committee also met on May 30 to discuss a $40 per Share price and to consider its recommendation to the Company's Board of Directors. At this meeting, Alex. Brown rendered its oral opinion, subsequently confirmed in writing, that, as of that date, the proposed consideration of $40 per Share was fair, from a financial point of view, to the Company's stockholders other than Parent, and Jones Day outlined the terms and conditions of the draft Merger Agreement and the open issues that remained in that draft. At the conclusion of this meeting, the Company Special Committee unanimously determined to recommend to the

Company's Board of Directors that the Board approve a $40 per Share price, subject to the finalization of the draft Merger Agreement.

     On May 31, 1997, Parent's Board of Directors reconvened and (excluding certain interested directors who abstained) approved the Merger, the Merger Agreement and the Offer. Following this meeting, Mr. Hower telephoned Mr. Crane to convey the Offer. A telephonic meeting of the Company's Board of Directors was held later that day. Following receipt of the Company Special Committee's recommendation and a discussion of the Offer, the Merger and the Merger Agreement, the Company's Board of Directors (excluding certain interested directors who abstained) approved the Merger Agreement (including the Offer and the Merger) and recommended to the Company's stockholders (other than Parent and the Purchaser) that such stockholders accept the Offer and tender their Shares pursuant to the Offer, and determined that the Offer and the Merger are fair to, and in the best interests of, the stockholders (other than Parent and the Purchaser).

     On June 1, 1997, Jones Day and Vorys Sater finalized negotiations on the Merger Agreement, and the Merger Agreement was thereafter executed by Parent, the Purchaser and the Company. On June 2, 1997, the Company issued a press release announcing such execution.

     (b)(2) Reasons for the Recommendation of the Special Committee and the Board. In determining that the Offer and the Merger are fair to, and in the best interests of, the Public Stockholders, and in making its recommendation to the Board, the Company Special Committee considered the following material factors, which taken as a whole, supported its determination:

     (i) the offer of $40.00 per Share represented a premium of approximately 43.5%, 42.9% and 39.1% over the closing price of the Shares on the New York Stock Exchange one full trading day, one week and one month prior to the public announcement of a strategic review by Parent and the Company of their respective business and an investment relationship, respectively. These premiums were compared to premiums paid, or to be paid, in fifty-seven merger and acquisition transactions from January 1988 through April 1997 involving the acquisition of minority holdings of publicly-held equity of companies by parents of such companies owning 50% to 80% of the outstanding common stock of such companies, which averaged 30.2%, 32.9% and 34.7% over the target's market price one day, one week and one month prior to the public announcement, respectively. The median of the premiums paid, or to be paid, for such transactions during such period was 25.6%, 27.7% and 31.1% one day, one week and one month prior to the public announcement of the transaction, respectively;

     (ii) the Company Special Committee's review of historical market prices and recent trading activity of the Shares, including the fact that prior to February 6, 1997, the Shares have never closed above $34.38 per Share;

    (iii) the Company Special Committee's consideration of, among other things, (a) the 1997 business plan and information with respect to the financial condition, results of operations, business and prospects of the Company, (b) the changes occurring in the health care industry, their impact on the Company and the potential implication of these changes on the Company's relationship with Parent and (c) the administration and wholesale distribution agreements between Parent and the Company pursuant to which the Company provides health care services to Parent, which agreements accounts for approximately two-thirds of the Company's earnings and are terminable by either party upon six months' notice.

     (iv) the history of the negotiations between the Company Special Committee and its representatives and Parent's Special Committee and its representatives, including the fact that (a) the negotiations resulted in an increase in the price at which Parent was prepared to acquire the Shares from approximately $34.00 per Share to $40 per Share and (b) the Company Special Committee's belief that Parent would not further increase the price payable in the Offer and that $40 per Share was the highest price that could be obtained from Parent;

      (v) the Company Special Committee's review of presentations by, and discussion of the terms of the Merger Agreement (including the Offer and the Merger) with, representatives of the Company Special Committee's legal counsel and its financial advisor;

      (vi) the terms of the Offer, the Merger and the Merger Agreement, including the structural features of the Offer, which provide for a prompt cash tender offer for all outstanding Shares held by the Public Stockholders to be followed by a merger for the same consideration (thereby enabling the Public Stockholders to obtain the benefits of the transaction in exchange for their Shares at the earliest possible time);

     (vii) other provisions of the Offer and the Merger Agreement, including the fact that (a) the Purchaser is not permitted to waive the Minimum Tender Condition without the approval of the Company Special Committee, (b) the Offer is not subject to any financing condition and (c) the Merger Agreement allows the Company to respond to unsolicited acquisition proposals to the extent that the Company's directors or the Company Special Committee, as the case may be, determines in good faith after consultation with outside legal counsel that such action is necessary to comply with their fiduciary duties under applicable law;

     (viii) the written opinion of Alex. Brown delivered to the Company Special Committee on May 30, 1997 (the "Alex. Brown Opinion") that, as of that date, the consideration to be received by the Company stockholders other than Parent pursuant to the Offer and the Merger as contemplated by the Merger Agreement is fair, from a financial point of view, to such stockholders, and the report and analysis presented by Alex. Brown. The full text of the Alex. Brown Opinion, which sets forth among other things, assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Annex I and is incorporated herein by reference. The Alex. Brown Opinion is directed to the Company Special Committee, addresses only the fairness of the consideration to be received by the Public Stockholders from a financial point of view and does not constitute a recommendation to any such stockholder as to whether such stockholder should accept the Offer and tender its Shares. STOCKHOLDERS ARE URGED TO READ THE ALEX. BROWN OPINION AND THE "OPINION OF ALEX. BROWN" SECTION SET FORTH BELOW CAREFULLY IN THEIR ENTIRETY; and

     (ix) the ability of the Public Stockholders to exercise dissenters' rights under the Delaware Law in connection with the Merger.

     In reaching its determinations referred to above, the Board considered the recommendation of the Company Special Committee and the factors set forth immediately above, each of which, in the view of the Board, supported such determinations.

     The members of the Board, including the members of the Company Special Committee, evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company, and based upon the advice of financial and legal advisors. In light of the number and variety of factors that the Board and the Company Special Committee considered in connection with their evaluation of the Offer and the Merger, neither the Board nor the Company Special Committee found it practicable to quantify or otherwise assign relative weights to the foregoing factors, and, accordingly, neither the Board nor the Company Special Committee did so. In addition to the factors listed above, each of the Board and the Company Special Committee considered the fact that consummation of the Offer and the Merger would eliminate the opportunity of the Public Stockholders to participate in any potential future growth in the value of the Company, but determined that this loss of opportunity was reflected in part by the price of $40 per Share to be paid in the Offer and the Merger.

     The Board, including the Company Special Committee, believes that the Offer and the Merger are procedurally fair because, among other things: (i) the Company Special Committee consisted of independent directors (unaffiliated with Parent, the Purchaser or their affiliates or the Company's management), appointed to represent the interests of the Public Stockholders; (ii) the Company Special Committee retained and was advised by independent legal counsel;
(iii) the Company Special Committee retained and was advised by an independent financial advisor, who assisted the Company Special Committee in evaluating the Offer and the Merger; (iv) of the deliberations pursuant to which the Company Special Committee evaluated the Offer and the Merger and alternatives thereto; (v) the $40 per Share price and the other terms and conditions of the Merger Agreement resulted from active arm's-length bargaining between representatives of the Company Special Committee, on the one hand, and Parent, on the other; and (vi) Purchaser is not permitted to waive the Minimum Tender Condition without the consent of the Company Special Committee.

     On May 31, 1997, the Board of Directors held a telephonic meeting and, based upon, among other things, the unanimous recommendation of the Company Special Committee, determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement are fair to, and in the best interests of, the Company and its Public Stockholders and approved the Offer, the Merger and the Merger Agreement and recommends (with Messrs. Lytle, Sheridan, Smith and Houser, who are directors and/or officers of the Parent, abstained from the actions taken at that meeting) that the Public Stockholders of the Company accept the Offer and tender their Shares to the Purchaser pursuant to the Offer.

     (b)(3) Opinion of Alex. Brown. Alex. Brown was engaged by the Company Special Committee pursuant to an engagement letter dated March 12, 1997 (the "Engagement Letter") to provide certain investment banking advice and services in connection with any proposals made by Parent in regard to the Company. Pursuant to such engagement, the Company Special Committee requested Alex. Brown to render an opinion as to the fairness, from a financial point of view, of the consideration to be received in the Offer and the Merger by the Company's stockholders other than Parent.

     Alex. Brown is an internationally recognized investment banking firm and, as a customary part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements, and valuations for estate, corporate and other purposes. Alex. Brown regularly publishes research reports regarding the insurance, insurance brokerage and health care industries and the businesses and securities of publicly-owned companies in those industries. After interviewing a number of investment banks, the Company Special Committee selected Alex. Brown as its financial advisor because of Alex. Brown's expertise, reputation and familiarity with the insurance, insurance brokerage and health care industries, and because of Alex. Brown's familiarity with the Company and Parent.

     On May 30, 1997, in connection with the evaluation of the proposed Merger Agreement by the Company's Board of Directors, Alex. Brown made a presentation to the Company Special Committee with respect to the Offer and the Merger. In addition, Alex. Brown rendered its oral opinion, subsequently confirmed in writing, that, as of the date of such opinion, and subject to certain assumptions, factors and limitations set forth in such written opinion as described below, the consideration to be received in the Offer and the Merger by the Company's stockholders other than Parent was fair, from a financial point of view, to such stockholders.

     THE FULL TEXT OF THE WRITTEN OPINION OF ALEX. BROWN, WHICH SETS FORTH THE ASSUMPTIONS MADE, GENERAL PROCEDURES FOLLOWED, OTHER MATTERS CONSIDERED AND THE LIMITATIONS ON THE REVIEW UNDERTAKEN IN ARRIVING AT SUCH OPINION, IS ATTACHED HERETO AS ANNEX I AND IS INCORPORATED HEREIN BY REFERENCE. HOLDERS OF COMMON STOCK ARE URGED TO, AND SHOULD, READ THE ALEX. BROWN OPINION CAREFULLY AND IN ITS ENTIRETY. THE SUMMARY OF THE ALEX. BROWN OPINION SET FORTH HERETO IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

     The Alex. Brown Opinion is directed to the Company Special Committee and addresses only the fairness from a financial point of view of the consideration to be received in the Offer and the Merger by the Company's stockholders other than Parent, and does not address any other aspect of the Offer or the Merger and does not constitute an opinion or a recommendation as to whether any holder of Common Stock should accept the Offer or how such holder should vote with respect to the Merger, if any vote is required.

     Alex. Brown assisted the Company Special Committee in the negotiations with Parent and Parent's financial advisor pursuant to which the Offer price and Merger price per Share of $40.00 was determined, and such price was not determined by Alex. Brown. In arriving at its opinion, Alex. Brown was not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition of the Company or any of its assets.

     In rendering its opinion, Alex. Brown reviewed certain publicly available financial and other information concerning the Company and Parent and certain internal analyses and other information with respect to the business, operations and prospects of each of the Company and Parent furnished to Alex. Brown by the Company and Parent. Alex. Brown also held discussions with members of the senior management of each of the Company and Parent regarding the business and prospects of their respective companies and the joint prospects of a combined company. In addition, Alex. Brown (a) reviewed the reported price and trading activity for the Common Stock; (b) compared certain financial and stock market information for the Company with similar information for certain selected companies whose securities are publicly traded; (c) reviewed the financial terms of certain recent business combinations which it deemed relevant in whole or in part; (d) held discussions with Parent, Parent's financial advisor and the management of the Company regarding the sale process for the Company's property and casualty insurance brokerage operations; (e) reviewed the terms of the May 29, 1997 draft of the Merger Agreement and certain related documents; and (f) performed such other studies and analyses and considered such other factors as it deemed appropriate for the purpose of rendering the opinion.

     In connection with its review, Alex. Brown did not independently verify the information described above, and for purposes of its opinion assumed and relied upon the accuracy, completeness and fairness of such information. With respect to the information relating to the prospects of the Company and Parent, Alex. Brown assumed that such information provided to it was reasonably prepared on bases reflecting the best currently available judgments and estimates of the managements of the Company and Parent, respectively, as to the likely future financial performances of their companies and of the combined entity. In addition, Alex. Brown did not conduct physical inspections of the properties and facilities of the Company and Parent, and did not make or obtain, or assume any responsibility for making and obtaining, an independent evaluation or appraisal of the assets or liabilities of the Company or Parent, nor has it been furnished with any such evaluations or appraisals. Alex. Brown's opinion was based on market, economic and other conditions as they exist and can be evaluated as of the date thereof.

     In connection with its presentation to the Company Special Committee on May 30, 1997 and its opinion of the same date, Alex. Brown performed certain financial and comparative analyses, including those described below. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and therefore such an opinion is not readily susceptible to summary description. Furthermore, in arriving at its fairness opinion, Alex. Brown did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Alex. Brown believes that its analyses must be considered as a whole and that considering any portions of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the opinion. In its analyses, Alex. Brown made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Parent and the Company. Any estimates contained in Alex. Brown's analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. These analyses do not purport to be appraisals. With respect to the comparison of selected companies analysis and the analysis of selected transactions summarized below, no public company utilized as a comparison is identical to the Company or its Acordia Brokers or Health Care Business (as defined below). Accordingly, an analysis of selected publicly traded companies and merger transactions is not mathematical; rather it involves complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and other factors that could affect the public trading values and acquisition prices of the companies concerned.

     Historical Financial Position. In rendering its opinion, Alex. Brown reviewed and analyzed, among other things, the historical financial condition of the Company which included (i) an assessment of the

Company's recent financial statements; (ii) an analysis of the Company's revenue, growth and operating performance trends; (iii) an assessment of the Company's margins; and (iv) a review of segment financial data for Acordia Brokers and Health Care Business.

     Relationship with Parent. Alex. Brown noted that Parent owned 66.8% of the outstanding shares of Common Stock. Additionally, Alex. Brown noted that Parent is pursuing a strategy focused on reducing its cost of distribution and claims processing services which are currently provided by the Company and is divesting many of its non-health care related operations. Parent is the primary customer of the Company's Health Care Business, accounting for over 85% of the unit revenues, and its contracts with the Company are generally subject to termination on six months notice. Parent has initiated a process to explore the possibility of a sale of Acordia Brokers in a transaction at or subsequent to the Effective Time.

     Analysis of Selected Publicly Traded Companies. Since no publicly traded company is engaged in both of the Company's lines of business, Alex. Brown reviewed selected data from publicly traded companies engaged in businesses considered by Alex. Brown to be similar to either Acordia Brokers or the Company's health care distribution and/or processing business ("Health Care Business"). Specifically, Alex. Brown compared Acordia Brokers with three companies, Arthur J. Gallagher & Co., Hilb, Rogal and Hamilton Company and Poe & Brown, Inc. (referred to collectively as the "Brokerage Companies"), that are in the property and casualty insurance brokerage business, and compared the Company's Health Care Business with four companies, Crawford & Company, CorVel Corporation, HealthPlan Services Corporation and Health Risk Management, Inc. (referred to collectively as the "Health Care Companies"), that are in the health care distribution and/or processing business. Alex. Brown compared the companies within each group with regards to (a) equity market value, (b) enterprise value (equity market value plus debt less excess cash), (c) estimated growth rates, (d) market capitalization, (e) dividend yield and (f) debt to equity ratio (based on published composite analyst estimates). Within each group, Alex. Brown calculated, on a latest twelve month ("LTM") trailing basis, enterprise value as a multiple of revenues, earnings before interest, taxes, depreciation and amortization ("EBITDA") and earnings before interest and taxes ("EBIT") and calculated equity value as a multiple of after-tax cash flow (defined as net operating income plus depreciation and amortization ("ATCF")), LTM operating earnings per share ("EPS") and estimated 1997 EPS and 1998 EPS (using published composite analyst estimates).

     Within the group of Brokerage Companies, an analysis of the multiples of enterprise value to LTM revenues yielded multiples ranging from 1.1x to 2.1x, with a mean of 1.5x and a median of 1.4x for the group. An analysis of the multiples of enterprise value to LTM EBITDA yielded multiples ranging from 6.5x to 6.9x, with a mean of 6.8x and a median of 6.9x for the group. An analysis of the multiples of enterprise value to LTM EBIT yielded multiples ranging from 7.4x to 10.7x, with a mean of 8.9x and a median of 8.6x for the group. An analysis of the multiples of equity value to LTM net operating EPS yielded multiples ranging from 12.2x to 16.6x, with a mean of 14.5x and a median of 14.7x for the group. An analysis of the multiples of equity value to LTM ATCF yielded multiples ranging from 8.5x to 10.3x, with a mean of 9.6x and a median of 10.2x for the group. An analysis of the multiples of equity value to estimated 1997 EPS yielded multiples ranging from 11.6x to 16.5x, with a mean of 13.8x and a median of 13.4x for the group. An analysis of the multiples of equity value to estimated 1998 EPS yielded multiples ranging from 10.9x to 15.1x, with a mean of 12.5x and a median of 11.5x for the group.

     Based on this multiples analysis for the publicly traded Brokerage Companies, and applying its judgment, Alex. Brown established a public market reference range of $250 million to $300 million for the enterprise value of Acordia Brokers. Applying 25% to 35% premiums to the public market reference range (reflecting average premiums paid based on fifty-seven "squeeze-out" transactions described below) resulted in a merger and acquisition market reference range of $313 million to $405 million for the enterprise value of Acordia Brokers. Alex. Brown noted that Parent has received a preliminary third party proposal to acquire Acordia Brokers ("Third Party Proposal") which fell within this merger and acquisition market reference range.

     Within the group of Health Care Companies, an analysis of the multiples of enterprise value to LTM revenues yielded multiples ranging from 0.9x to 1.2x, with a mean of 1.0x and a median of 1.0x for the group. An analysis of the multiples of enterprise value to LTM EBITDA yielded multiples ranging from 4.8x to 8.3x, with a mean of 6.5x and a median of 6.4x for the group. An analysis of the multiples of enterprise value to LTM EBIT yielded multiples ranging from 5.7x to 15.6x, with a mean of 10.9x and a median of 11.1x for the group. An analysis of the multiples of equity value to LTM net operating EPS yielded multiples ranging from 11.0x to 27.9x, with a mean of 17.9x and a median of 16.3x for the group. An analysis of the multiples of equity value to LTM ATCF yielded multiples ranging from 5.7x to 12.0x, with a mean of 8.8x and a median of 8.8x for the group. An analysis of the multiples of equity value to estimated 1997 EPS yielded multiples ranging from 13.2x to 22.0x, with a mean of 16.8x and a median of 16.1x for the group. An analysis of the multiples of equity value to estimated 1998 EPS yielded multiples ranging from 11.5x to 16.7x, with a mean of 14.5x and a median of 15.3x for the group. Alex. Brown did not develop a public market reference range or merger and acquisition market reference range for the Health Care Business. Alex. Brown determined that such ranges would not be meaningful because the valuations for the selected companies reflected higher earnings growth rates than are expected to be achieved by the Company's Health Care Business.

     Analysis of Selected Merger Transactions. Alex. Brown compared selected financial data, including (where available) equity value as a multiple of LTM net operating income, forward ("FWD") net income and LTM ATCF, and total transaction value (equity value plus debt minus excess cash) as a multiple of LTM revenue, LTM EBITDA and LTM EBIT, for seven selected transactions in the property and casualty brokerage industry (Marsh & McLennan Companies, Inc.'s 1997 acquisition of Johnson & Higgins; AON Corporation's 1997 acquisition of Alexander & Alexander Services Inc.; AON Corporation's 1996 acquisition of Bain Hogg Group; the Company's 1994 acquisition of Bain Hogg Robinson, Inc.; The Navigators Group, Inc. 1994 acquisition of the Somerset Companies; the Company's 1993 acquisition of American Business Insurance, Inc.; and Poe & Associates, Inc.'s 1993 acquisition of Brown & Brown, Inc.) and four selected transactions in the health care distribution and/or processing industry (HealthPlan Services Corporation's 1996 acquisition of Harrington Services Corporation; HealthPlan Services Corporation's 1996 acquisition of Consolidated Group, Inc.; First Financial Management Corporation's 1995 acquisition of Employee Benefit Plans; and First Financial Management Corporation's 1992 acquisition of ALTA Health Strategies).

     For the seven selected transactions in the property and casualty insurance brokerage industry, Alex. Brown noted that the multiple of total transaction value to LTM revenue ranged from 0.7x to 3.3x, with a mean of 1.4x and a median of 1.2x for the selected transactions; the multiple of total transaction value to LTM EBITDA ranged from 6.2.x to 15.5x, with a mean of 9.5x and a median of 8.9x for the selected transactions; the multiple of total transaction value to LTM EBIT ranged from 8.2.x to 17.4x, with a mean of 12.0x and a median of 12.4x for the selected transactions; the multiple of equity value to LTM net operating income ranged from 9.8x to 40.2x, with a mean of 26.4x and a median of 24.3x for the selected transactions; the multiple of equity value to LTM ATCF ranged from 9.4x to 18.6x, with a mean of 13.5x and a median of 13.3x for the selected transactions. Based on this multiples' analysis for the selected mergers transactions in the property and casualty insurance brokerage industry, and applying its judgment, Alex. Brown established an acquisition reference range of $275 million to $400 million for the enterprise value of Acordia Brokers. Alex. Brown noted that the Third Party Proposal fell within this acquisition reference range.

     For the four selected transactions in the health care distribution and/or processing industry, Alex. Brown noted that the multiple of total transaction value to LTM revenue ranged from 0.6x to 1.0x, with a mean of 0.8x and a median of 0.9x for the selected transactions; the multiple of total transaction value to LTM EBITDA ranged from 5.8.x to 6.4x, with a mean of 6.1x and a median of 6.0x for the selected transactions; the multiple of total transaction value to LTM EBIT ranged from 7.1x to 10.6x, with a mean of 9.4x and a median of 10.5x for the selected transactions; the multiple of equity value to LTM net operating income ranged from 9.8x to 18.5x, with a mean of 15.2x and a median of 17.4x for the selected transactions; the multiple of equity value to LTM ATCF ranged from 7.2x to 8.4x, with a mean of 7.6x and a median of 7.2x for the selected transactions. Based on this multiples' analysis for the selected mergers transactions in the health care distribution and/or processing industry, and applying its judgment, Alex. Brown established an acquisition reference range of $340 million to $400 million for the enterprise value of the Company's Health Care Business.

     Discounted Cashflow Analysis. Alex. Brown performed a discounted cashflow analysis for the Company for each of its Acordia Brokers and Health Care Business, based on the Company management's projections and Parent management's projections, adjusted based on discussions with the Company and Parent management. Alex. Brown calculated the terminal values at the end of a five year period by applying multiples ranging from 7.0 to 9.0 times (in the case of Acordia Brokers) and 6.0 to 7.0 times (in the case of the Health Care Business) to the terminal year's projected EBITDA. These terminal multiples reflected Alex. Brown's judgment as to an appropriate range, based on its assessment of the merger and acquisition and trading multiples of LTM EBITDA for the selected companies in each of the Brokerage Companies' and Health Care Companies' groups. The cashflow streams and terminal values were then discounted using discount rates, based on Alex. Brown's judgment, ranging from 12% to 14% for each of Acordia Brokers and the Company's Health Care Business. Based on this analysis, and applying its judgment, Alex. Brown established a range of enterprise values for Acordia Brokers of $287 million to $455 million. Alex. Brown noted again that the Third Party Proposal fell within this range. Based on this analysis, and applying its judgment, Alex. Brown established ranges of enterprise values for the Company's Health Care Business of (i) $176 million to $309 million which reflects two scenarios based in part of the assumption that Parent cancels its contracts with the Company for distribution and claims processing and (ii) $333 million to $398 million based in part on the assumption that Parent maintains its relationship with the Company with respect to contracts for distribution and claims processing.

     Combined Reference Range of Acordia Brokers and Health Care
Business. Alex. Brown developed an analysis which combined the reference range values determined for Acordia Brokers and Health Care Business to determine the overall per share price for the Company based on its component business segments. Alex. Brown developed an overall reference range for the enterprise value of Acordia Brokers of $300 million to $400 million based on the merger and acquisition market reference range of $313 million to $405 million, the acquisition reference range of $275 million to $400 million and the discounted cash flow range of $287 million to $455 million. Alex. Brown developed an overall reference range for the Health Care Business of $300 million to $400 million based on the acquisition reference range of $340 million to $400 million and discounted cash flow ranges of $176 million to $309 million (assuming Parent cancels its contracts with the Company for distribution) and $333 million to $398 million (assuming that Parent maintains its relationship with the Company with respect to contracts for distribution and claims processing). Based on these overall reference ranges, Alex. Brown calculated the total value per Company share by adding the reference ranges for Acordia Brokers and Health Care Business, adding the assumed proceeds from the exercise of all outstanding options and warrants of the Company, subtracting the total debt for the Company and dividing by the total shares, warrants and options outstanding for the Company. This analysis yielded a per share reference range of $29.78 per share to $42.36 per share of Common Stock compared to the transaction value of $40.00 per share.

     Historical Price and Volume Analysis. Alex. Brown also reviewed the daily closing price and volume of the Common Stock during the period from October 21, 1992, the date of the Company's initial public offering ("IPO Date") through May 23, 1997. The trading price of the Common Stock since the IPO Date and prior to February 6, 1997, the date of the joint announcement by the Company and Parent described above (the "Announcement Date"), had risen from a low closing price of $15.63 (on the IPO Date) to a high closing price of $34.38 (on February 13,
1995), with an average closing price of $27.31 for the period. The closing price of the Common Stock fifty-two weeks prior to the Announcement Date ranged from a low of $27.25 to a high of $33.75. Alex. Brown noted that the tender offer price of $40.00 per share is significantly higher than all such closing market prices during the period.

     Alex. Brown also noted that from January 1, 1995 through May 23, 1997, the Common Stock had underperformed the Standard & Poors 500 Index and an index reflecting the average of the common stock market prices of the three Brokerage Companies.

     Squeeze-Out Premium Analysis. Alex. Brown analyzed the premium of the $40.00 tender offer price per share to recent market prices per share of Common Stock, noting that the tender offer price represented a premium of 43.5%, 42.9% and 39.1% to the closing market prices one day, one week and one month prior to the Announcement Date, respectively. Alex. Brown noted in comparison that the mean of the premiums paid, or to be paid, in announced merger and acquisition transactions involving the "squeeze-out" of publicly-held equity by parent companies owning 50% to 80% of the outstanding common stock of such companies for fifty-seven transactions from January 1988 through April 1997 were 30.2%, 32.9% and 34.7%, respectively, to the target's market price one day, one week and one month prior to announcement, respectively, and that the median squeeze-out premiums paid, or to be paid in such transactions was 25.6%, 27.7% and 31.1%, one day, one week and one month prior to announcement, respectively. Alex. Brown noted that the market premiums reflected in the tender offer price exceeded such means and medians.

     Other Matters. Alex. Brown has previously rendered investment banking services to the Company and Parent. It acted as financial adviser to Parent in connection with the sale of its leasing and premium finance businesses completed in July 1996. Alex. Brown was paid a fee of approximately $465,000 for its services.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     Pursuant to the Engagement Letter, the Company Special Committee retained Alex. Brown to provide certain investment banking advice and services in connection with any proposals made by Parent in regard to the Company. Pursuant to such engagement, the Company Special Committee requested Alex. Brown to render an opinion as to the fairness, from a financial point of view, of the considerations to be received in the Offer and the Merger by the Company's stockholders other than Parent.

     Pursuant to the terms of the Engagement Letter, Alex. Brown will be paid a fee of $600,000 payable at the time of delivering its opinion. The Company has also agreed to indemnify Alex. Brown against certain liabilities, including liabilities under the federal securities laws, and, whether or not the Offer and the Merger are consummated and to reimburse Alex. Brown for certain expenses incurred by Alex. Brown, including certain fees and disbursements of Alex. Brown's counsel. See "The Solicitation or Recommendation -- Opinion of Alex. Brown."

     Except as disclosed herein or in the Offer to Purchase, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) Share Transactions in Last 60 Days. During the past 60 days, no transactions in the Shares have been effected by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary.

     (b) Intent to Tender. To the best of the Company's knowledge, except as set forth below, each of the Company's executive officers and directors has indicated his or her respective intentions to tender all Shares owned by him or her pursuant to the Offer.

     One director of the Company has indicated that he intends to make donations to charitable institutions of not more than 500 Shares, with the expectation that such donees will tender such donated Shares pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Certain Negotiations. Except as described in this Schedule 14D-9, or as set forth in the Offer to Purchase, to the knowledge of the Company, no negotiation is being undertaken or is under way by the Company in response to the Offer which relates to or would result in (i) any extraordinary transaction, such as a merger or reorganization, involving the Company or any affiliate or subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company.

     Pursuant to the Merger Agreement, however, and as described in Item 3(b)(2) above, the Company may, subject to certain limitations, take certain actions in respect of proposed transactions necessary for the directors of the Company to discharge their fiduciary duties to stockholders under applicable law.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     Certain Litigation. On June 4, 1997, an individual and purported class action was commenced in the Court of Chancery of the State of Delaware, New Castle County, purportedly on behalf of stockholders of the Company. The defendants are the Company and its following officers and directors: L. Ben Lytle, Frank C. Witthun, Patrick M. Sheridan, John C. Alpin, Birch E. Bayh, John
C. Crane, Mitchell E. Daniels, Jr., Catherine E. Dolan, Ernie E. Green, Dwane R. Houser, Thomas C. Roberts, William W. Rosenblatt, James B. Stradtner, and Michael L. Smith. The complaint alleges that in connection with the decision to enter into the definitive Merger Agreement with Parent the individual defendants "suffer from conflicts of interest either because they are affiliated with Parent or maintain close business and personal relationships with the members of the Company's senior management," and that the defendants "have violated fiduciary and other common law duties owed to the plaintiff and the other members of the class in that they have not and are not exercising independent judgment, and have acted and are acting to the detriment of the Class." The complaint seeks damages in an unspecified amount, and preliminary and permanent injunctive relief enjoining defendants from proceeding with or consummating the transaction with Parent or rescission in the event the transaction is consummated. The Company intends to, and understands that the other defendants intend to, vigorously defend this lawsuit, including the request for a preliminary injunction. The foregoing description of the complaint is qualified in its entirety by reference to such complaint filed as Exhibit (c)(16) hereto and incorporated by reference.

     On June 4, 1997, another individual and purported class action was commenced in the Court of Chancery of the State of Delaware, New Castle County, purportedly on behalf of stockholders of the Company. The defendants are the Company, Parent, L. Ben Lytle, Patrick M. Sheridan, Dwane R. Houser, and Frank
C. Whittun. The complaint alleges that in connection with the proposed merger transaction with Parent, the defendants, among other things, have violated fiduciary duties, failed to exercise independent business judgment, and acted to the detriment of the Company's public stockholders for their own personal benefit. The complaint seeks damages in an unspecified amount, preliminary and permanent injunctive relief enjoining Parent from acquiring the outstanding shares of the Company not already owned by it, and an order directing defendants to carry out their fiduciary duties to plaintiff and the purported class. The Company intends to, and understands that the other defendants intend to, vigorously defend this lawsuit, including the request for preliminary injunction. The foregoing description of the complaint is qualified in its entirety by reference to such complaint filed as Exhibit (c)(17) hereto and incorporated by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT
  NO.
-------
(a)(1)     Offer to Purchase dated June 6, 1997.
(a)(2)     Letter of Transmittal dated June 6, 1997.
(a)(3)     Text of Press Release dated June 2, 1997.
(a)(4)     Fairness Opinion of Alex. Brown & Sons, Incorporated dated May 30, 1997.
(a)(5)     Letter to Acordia, Inc. Stockholders, dated June 6, 1997.
(c)(1)     Agreement and Plan of Merger dated as of June 2, 1997, by and among Acordia, Inc.,
           Anthem Insurance Companies, Inc. and AICI Acquisition Corp.
(c)(2)     Portions of Acordia, Inc.'s Proxy Statement dated April 11, 1997, for the Acordia
           1997 Annual Meeting of Stockholders.
(c)(3)     Acordia, Inc. 1992 Stock Compensation Plan.
(c)(4)     Acordia, Inc. Directors Stock Compensation Plan.
(c)(5)     Acordia, Inc. Directors Deferred Compensation Plan.
(c)(6)     Acordia 401(k) Long Term Savings Investment Plan, as amended to date.
(c)(7)     Transaction Agreement dated February 17, 1997, by and between Acordia, Inc. and
           Frank C. Witthun.

EXHIBIT
  NO.
-------
(c)(8)     Transaction Agreement dated February 28, 1997, by and between Acordia, Inc. and
           John J. O'Connor.
(c)(9)     Transaction Agreement dated February 28, 1997, by and between Acordia, Inc. and
           Ernest J. Newborn.
(c)(10)    Transaction Agreement dated February 28, 1997, by and between Acordia, Inc. and
           Keith A. Maib.
(c)(11)    Transaction Agreement dated February 28, 1997, by and between Acordia, Inc. and
           Robert C. Nevins.
(c)(12)    Transaction Agreement dated February 28, 1997, by and between Acordia, Inc. and
           Daniel W. Kendall.
(c)(13)    Transaction Agreement dated March 17, 1997, by and between Acordia, Inc. and
           Michael B. Henning.
(c)(14)    Employment Agreement dated June 1, 1994, by and between Acordia, Inc. and Ernest
           J. Newborn.
(c)(15)    Employment Agreement dated January 1, 1994, by and between Acordia, Inc. and John
           J. O'Connor.
(c)(16)    Complaint filed in Crandon Capital Partners v. Acordia, Inc. et. al (Del. Ch. June
           4, 1997).
(c)(17)    Complaint filed in Sherry Levinson v. Acordia, Inc. et. al. and Anthem Insurance
           Companies, Inc. (Del. Ch. June 4, 1997).

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          ACORDIA, INC.

                                          By: /s/ FRANK C. WITTHUN
                                            ------------------------------------
                                            Name: Frank C. Witthun
                                            Title:   President and Chief
                                                 Executive Officer

Dated: June 6, 1997

                                 EXHIBIT INDEX

                                                                                     SEQUENTIALLY
 EXHIBIT                                                                               NUMBERED
 NUMBER                                   DESCRIPTION                                    PAGE
---------   -----------------------------------------------------------------------  ------------
(a)(1)      Offer to Purchase dated June 6, 1997...................................
(a)(2)      Letter of Transmittal dated June 6, 1997...............................
(a)(3)      Text of Press Release dated June 2, 1997...............................
(a)(4)      Fairness Opinion of Alex. Brown & Sons, Incorporated dated May 30,
            1997...................................................................
(a)(5)      Letter to Acordia, Inc. Stockholders dated June 6, 1977................
(c)(1)      Agreement and Plan of Merger dated as of June 2, 1997, by and among
            Acordia, Inc., Anthem Insurance Companies, Inc. and AICI Acquisition
            Corp...................................................................
(c)(2)      Portions of Acordia Inc.'s Proxy Statement dated April 11, 1997, for the Acordia 1997 Annual Meeting of Stockholders........................
(c)(3)      Acordia, Inc. 1992 Stock Compensation Plan.............................
(c)(4)      Acordia, Inc. Directors Stock Compensation Plan........................
(c)(5)      Acordia, Inc. Directors Deferred Compensation Plan.....................
(c)(6)      Acordia 401(k) Long Term Savings Investment Plan, as amended to date...................................................................
(c)(7)      Transaction Agreement dated February 17, 1997, by and between Acordia,
            Inc. and Frank C. Witthun..............................................
(c)(8)      Transaction Agreement dated February 28, 1997, by and between Acordia,
            Inc. and John J. O'Connor..............................................
(c)(9)      Transaction Agreement dated February 28, 1997, by and between Acordia,
            Inc. and Ernest J. Newborn.............................................
(c)(10)     Transaction Agreement dated February 28, 1997, by and between Acordia,
            Inc. and Keith A. Maib.................................................
(c)(11)     Transaction Agreement dated February 28, 1997, by and between Acordia,
            Inc. and Robert C. Nevins..............................................
(c)(12)     Transaction Agreement dated February 28, 1997, by and between Acordia,
            Inc. and Daniel W. Kendall.............................................
(c)(13)     Transaction Agreement dated March 17, 1997, by and between Acordia,
            Inc. and Michael B. Henning............................................
(c)(14)     Employment Agreement dated June 1, 1994, by and between Acordia, Inc.
            and Ernest J. Newborn..................................................
(c)(15)     Employment Agreement dated January 1, 1994, by and between Acordia,
            Inc. and John J. O'Connor..............................................
(c)(16)     Complaint filed in Crandon Capital Partners v. Acordia, Inc. et al.
            (Del. Ch. June 4, 1997)................................................
(c)(17)     Complaint filed in Sherry Levinson v. Acordia, Inc. et al. and Anthem
            Insurance Companies, Inc. (Del. Ch. June 4, 1997)......................